Exhibit 99.1

News Release 5/2011 May 9, 2011

Baja Mining Announces Commencement of Mining Activity at Boleo

Vancouver, May 9, 2011 - Baja Mining Corp. ("Baja or the “Company”) (TSX:BAJ - OTCQX: BAJFF) is pleased to announce the commencement of surface mining activities at its 70% owned Boleo copper-cobalt-zinc project (“Boleo”), located near Santa Rosalia, Baja California Sur, Mexico.

Beginning in the week commencing May 2, 2011, the Company’s surface mining team completed an initial machine operator training program and commenced mining activities to develop the surface facilities and underground mining portals that are scheduled for operation later this year.

The initial surface mining team of 43 personnel were trained in machine operations to produce the requisite volume of materials required to comply with the Company’s mining plans. The surface and underground mining teams will increase to over 450 personnel at the peak of Boleo’s construction.

In its initial phase, the training program was successfully implemented, as activities exceeded short term performance expectations in both safety and productivity. The male and female operators now working at site will form the nucleus for all surface mining operations going forward.

The surface mining equipment fleet currently consists of 12 large machines, including a hydraulic excavator, front end loader, tractor bulldozers, and mine hauling trucks which the Company took receipt of in the first quarter of 2011. Over the next quarter this fleet will double, enabling the Company to execute critical surface construction works such as mining to provide materials for the construction of the onsite tailings dam.

“Meeting another milestone on schedule brings us a step closer towards the development of the project” said Baja’s President and CEO, John Greenslade. “This is the Company’s first surface mining activity onsite, and is consistent with Boleo’s operational plans to ramp up production this year.”

The Company will continue to provide updates as progress continues at site. Updated pictures and videos of construction and special events are posted frequently on Baja’s website.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines. For more information, please visit www.bajamining.com.

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News Release 5/2011 May 9, 2011

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

For further information please contact John Greenslade, President, at 604 685 2323.

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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